Exhibit 99.1

YAMANA GOLD PROVIDES PRELIMINARY 2015 OPERATIONAL RESULTS AND 2016-2018 OUTLOOK

TORONTO, ONTARIO, January 13, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") herein provides full year preliminary production and cost estimates for 2015, as well as 2016, 2017 and 2018 production, and 2016 cost guidance.

2015 PRELIMINARY OPERATIONAL RESULTS

The following tables highlight production and cash cost guidance provided by the Company in early February 2015 compared to preliminary operational results for 2015.  The below table shows that consolidated gold production is within the guided range, silver production is slightly below the guided range and copper production is above the guided range.

2015 PRODUCTION GUIDANCE AND PRELIMINARY RESULTS

	2015 Guidance Range	2015 Preliminary Production Estimate
Gold (oz.)
Chapada	117,000 – 123,000	119,000
El Peñón	246,000 – 258,000	227,000
Canadian Malartic (50%)	273,000 – 287,000	286,000
Gualcamayo	171,000 – 179,000	181,000
Mercedes	102,000 – 108,000	84,000
Minera Florida	97,000 – 103,000	113,000
Jacobina	107,000 – 113,000	96,000
Alumbrera	25,000	25,000
Brio Gold	130,000	144,000
Pilar	70,000	83,000
Fazenda Brasileiro	60,000	61,000
Total Gold Production	1,264,000 – 1,330,00	1,275,000

Silver (oz.)
Chapada	297,000 – 313,000	274,000
El Peñón	8,200,000 – 8,600,000	7,693,000
Mercedes	312,000 – 328,000	383,000
Minera Florida	561,000 – 589,000	661,000
Total Silver Production	9,370,000 – 9,830,000	9,011,000

Total Copper (M lbs.)(Chapada)	120	131

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures is available at www.yamana.com/Q32015.
2.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
3.	Includes Chapada, El Peñón, Canadian Malartic, Gualcamayo, Mercedes, Minera Florida and Jacobina.

With respect to costs, the Company expects consolidated by-product cash costs(1) and all-in sustaining cash costs ("AISC")(1,2) per ounce of gold for 2015 to be approximately $596 and $844 respectively.  At the Company's core mines(3), consolidated by-product cash cost and AISC per ounce of gold for 2015 are expected to be $567 and $744 respectively.

2015 BY-PRODUCT CASH COST GUIDANCE AND PRELIMINARY RESULTS

	2015 Guidance Cash Costs (1) per Gold Oz	2015 Preliminary Cash Costs (1) Estimate Per Gold Oz.	2015 Guidance Cash Costs (1) Per Silver Oz.	2015 Preliminary Cash Costs (1) Estimate Per Silver Oz.
Chapada	$(595)	$(520)	$(40.00)	$(35.00)
El Peñón	$530	$621	$7.35	$8.38
Canadian Malartic (50%)	$605	$596	-	-
Gualcamayo	$855	$814	-	-
Mercedes	$635	$887	$8.85	$7.91
Minera Florida	$645	$712	$8.95	$9.46
Jacobina	$680	$788	-	-
Alumbrera	$975	$1,242
Brio Gold	$730	$706	-	-
Pilar	-	708	-	-
Fazenda Brasileiro	-	702	-	-
Total	$545	$596	$6.00	$7.12
1.	Cash costs on a by-product basis taking into consideration copper by-product credit.

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Preliminary estimates for by-product cash costs and AISC for the fourth quarter are approximately $540 and $760 per ounce of gold respectively.

2016 – 2018 EXPECTATIONS

For 2016, the Company expects to deliver gold production of between 1.23 million and 1.31 million ounces of gold.  Silver production is projected at between 6.9 million and 7.2 million ounces of silver and copper production is projected at between 122 million and 125 million pounds.  These numbers exclude any share of production from the Company's interest in Alumbrera.

The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.
2016 – 2018 PRODUCTION GUIDANCE
Estimated Production	2016E	2017E	2018E
Gold (oz.)
Chapada	116,000 – 122,000	110,000	90,000
El Peñón	235,000 – 250,000	245,000	245,000
Canadian Malartic (50%)	280,000 – 290,000	300,000	305,000
Gualcamayo	150,000 – 165,000	155,000	150,000
Mercedes	85,000 – 90,000	88,000	82,000
Minera Florida	110,000 – 115,000	110,000	110,000
Jacobina	110,000 – 115,000	120,000	130,000
Brio Gold	148,000 – 158,000	165,000	163,000
Pilar	85,000 – 90,000	100,000	98,000
Fazenda Brasileiro	63,000 – 68,000	65,000	65,000
Cerro Moro	-	-	76,000
Total Gold Production	1,234,000 – 1,305,000	1,293,000	1,351,000
Silver (oz.)
Chapada	270,000 -278,000	270,000	245,000
El Peñón	5,800,000 – 6,000,000	5,800,000	6,000,000
Mercedes	345,000 – 365,000	355,000	335,000
Minera Florida	500,000 – 530,000	515,000	525,000
Cerro Moro	-	-	3,347,000
Total Silver Production	6,915,000 – 7,173,000	6,940,000	10,452,000
Total Copper (M lbs.) (Chapada)	122 - 125	122	115

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Estimated consolidated co-product and by-product cash costs for 2016 gold production are forecast to be approximately $605 and $525 per ounce of gold respectively.  Estimated co-product and by-product cash costs for 2016 silver production are forecast to be approximately $7.25 and $6.20 per ounce of silver respectively. The table below provides the mine–by–mine 2016 estimated cash costs per ounce for gold and silver.
2016 CASH COST GUIDANCE
	Co-Product		By-Product
2016 Estimated Cash Costs Per Oz	Gold	Silver	Gold	Silver
Chapada	$280	$2.72	$(510)	$(25.00)
El Peñón	$540	$7.20	-	-
Canadian Malartic (50%)	$585	-	-	-
Gualcamayo	$875	-	-	-
Mercedes	$750	$9.75	-	-
Minera Florida	$640	$8.50	-	-
Jacobina	$620	-	-	-
Brio Gold	$581	-	-	-
Pilar	$560	-	-	-
Fazenda Brasileiro	$610	-	-	-
Total	$605	$7.25	$525	$6.20

Copper co-product cash costs at Chapada cash costs are forecast to be $1.32 per pound.

Consolidated by-product all-in sustaining cash costs for 2016 are targeted at below $800 per ounce of gold, and $10.20 per ounce of silver.  Estimated co-product all-in sustaining cash costs for 2016 are forecast to be approximately $840 per ounce of gold and $10.75 per ounce of silver.
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2016 MINE SITE ALL-IN SUSTAINING CASH COST GUIDANCE AND SITE SUSTAINING CAPITAL
	Estimated AISC(1) Per Oz		Sustaining Capital (Millions)
	Gold	Silver
Chapada	$350	$3.35	$40
El Peñón	$730	$10.00	$58
Canadian Malartic (50%)	$800	-	$60
Gualcamayo	$940	-	$11
Mercedes	$935	$12.15	$18
Minera Florida	$825	$11.00	$21
Jacobina	$915	-	$34
Brio Gold	$781	-	$32
Pilar	$760	-	$19
Fazenda Brasileiro	$810	-	$13
1.	Mine site AISC includes cash costs (including site level general and administrative expense), sustaining capital and exploration expense.

Copper co-product AISC at the Chapada mine are forecast to be $1.60 per pound, excluding any corporate overhead allocation.

For 2016, consolidated sustaining capital is expected to be approximately $275 million or approximately $200 per ounce of gold and $2.75 per ounce of silver when allocating all capital to gold and silver ounces with no consideration for copper.  The Company treats copper as a by-product and applies all sustaining capital to gold and silver ounces.  The above-noted sustaining capital numbers are included in the calculation of AISC.

Expansionary capital spending for 2016 is expected to be approximately $120 million and the Company remains committed to allocating capital to those opportunities that can most readily contribute to cash flow.

The Company expects to spend approximately $82 million on exploration in 2016, the focus continues to be on near mine exploration and ounces that can most quickly be brought into production and contribute to cash flow generation.  Approximately 70% of exploration expenditures will be capitalized.

Total capital spending is expected to be more heavily weighted to the second half of 2016.

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For 2016, depreciation, depletion and amortization ("DD&A") is expected to be approximately $570 million or approximately $372 per ounce of gold, $5.22 per ounce of silver and $0.30 per pound of copper.

Total general and administrative ("G&A") expenses for 2016 are expected to be approximately $100 million, representing approximately $85 million in cash based G&A expenses and $15 million in non-cash based G&A expenses.

Key 2016 commodity and foreign exchange price assumptions are presented in the table below.

2016 Metal and Currency Assumptions
Gold (US$/oz)	$1,100
Silver (US$/oz)	$14.75
Copper (US$/lb)	$2.25
C$/US$	1.35
BRL/US$	4.20
ARS/US$	15.00
CLP/US$	725.00
MXN/US$	17.00

ADDITIONAL FINANCIAL CONSIDERATIONS

As required by International Financial Reporting Standards ("IFRS"), an assessment is made periodically, or when indicators of impairment are present, of the carrying book value of long-lived assets, including exploration assets and mines (known as cash generating units), as compared to their estimated recoverable amount.

Estimated recoverable amount for exploration assets is determined based on observable fair value and in the case of an operating mine, it is based with reference to the estimated discounted future cash flow projection of that unit, along with any values related to exploration properties and potential of the mine.  Any excess amount in that comparison is impaired and reflected as a non-cash adjustment in the income statement in the period it is identified.

In carrying out this assessment, the Company is analyzing the carrying value of various exploration concessions and the cash flow projections of its mines in the context of current metal prices while considering the deterioration of metal prices over the last several years. The Company also recognizes that capital has been expended, at several mines, during periods when metal prices were significantly in excess of the current levels.  Carrying value includes such expended capital, and given the lower metal prices, the portion of the carrying value based on such expenditure may not be supportable at the current lower metal prices.

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In respect of its exploration concessions, the Company's evaluation of the market values are assessed relative to the implied value of land based on the enterprise value of comparable exploration companies, which have declined significantly over the last few years. Virtually all of the carrying value recorded for exploration properties relates to historical acquisitions.

IFRS requires an impairment of the carrying book value excess and allows a reversal of the impairment when market reference for exploration concessions increase and metal prices are higher. IFRS does not allow a write-up of an asset that is in excess of its original book value unless it is a reversal of a prior impairment. As such, there may be significant assets whose recoverable amount may be in excess of their respective carrying values, however cannot be recognized or offset against any deficiencies from other assets.

The Company also references external consensus views of net asset values to assess carrying values of possible write-downs.  For 2015, the Company believes this may be an indicator of lower recoverable amount for certain of its exploration concessions and lower cash flow projections of certain mines.  Impairment testing for year-end 2015 has not yet been concluded and is expected to be addressed in the Company's year-end results.  Any potential impairment would likely affect exploration concessions and the Company's smaller mines.

DIVIDEND POLICY

As part of a regular evaluation of the Company's dividend, the Company has decided to revise its policy and approach to dividends.  Given the cyclical nature and current volatility of the gold business, and the volatility in markets generally,  the Company strives to strike a proper balance between the financial discipline of paying a dividend and managing its business.  In the context of today's markets, the current dividend level is considered too high.

The Company is committed to paying a dividend at a level considered as a baseline, and to periodically evaluate that level and dividend payout, relying in particular, on special dividends and share buybacks, as appropriate, when circumstances suggest more market stability and increasing available cash.  The Company believes that cash balances will increase through the guidance period and in 2018 particularly when Cerro Moro is in operation.

The revised baseline level is now $0.02 per share annually beginning with the declaration and payment of the first quarter 2016 dividend.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, impact of any impairment changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

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